FORM 11-K
      SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON D.C.  20549

                 ANNUAL REPORT

           PURSUANT TO SECTION 15(d)
    OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        Commission file number  1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Gottschalks Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Gottschalks Inc.
            7 River Park Place East
              Fresno, CA  937320

                   SIGNATURE

The Plan.  Pursuant to the requirements of the
Securities   Exchange   Act   of   1934,   the
administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gottschalks Inc.
Retirement Savings Plan

Date:   June 30, 1999
By  /s/ Michael Geele
        Senior Vice President/Chief Financial
        Officer


               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

           Financial Statements and
            Supplemental Schedules

    Years ended December 31, 1998 and 1997


               Table of Contents

Independent Accountants' Report                               1-2

Financial Statements:

Statements  of Net Assets Available  for  Plan Benefits         3
Statement  of Changes in Net Assets  Available
 for Plan Benefits, With  Fund Information for the year
 ended December 31, 1998                                        4
Statement  of Changes in Net Assets  Available
 for Plan Benefits, With  Fund Information for the year
 ended December 31, 1997                                        5
Notes to Financial Statements                                   6

Supplemental Schedules as of and for the  year
 ended December 31, 1998                                       12

     Schedule  of  Assets Held for  Investment Purposes
     Schedule of Loans or Fixed Income Obligations
     Schedule of Reportable Transactions










To the Participants and
Plan Administrator of the
Gottschalks Inc. Retirement Savings Plan

        INDEPENDENT ACCOUNTANTS' REPORT

     We  were  engaged to audit the  financial
statements and supplemental schedules  of  the
Gottschalks Inc. Retirement Savings Plan  (the
Plan)  as  of December 31, 1998 and 1997,  and
for  the  years then ended, as listed  in  the
accompanying   table   of   contents.    These
financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We  conducted  our audits  in  accordance
with      generally     accepted      auditing
standards.   Those standards require  that  we
plan   and   perform  the  audits  to   obtain
reasonable   assurance   about   whether   the
financial  statements  are  free  of  material
misstatement.  An audit includes examining, on
a  test basis, evidence supporting the amounts
and  disclosures in the financial  statements.
An   audit   also   includes   assessing   the
accounting  principles  used  and  significant
estimates  made  by the Plan's management,  as
well   as  evaluating  the  overall  financial
statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December
31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose
of  forming an opinion on the basic  financial
statements taken as a whole.  The supplemental
information   included  in  the   supplemental
schedules  is  presented for  the  purpose  of
additional analysis and is not a required part
of  the  basic  financial  statements  but  is
supplementary  information  required  by   the
Department  of  Labor's Rules and  Regulations
for   Reporting  and  Disclosure   under   the
Employee  Retirement Income  Security  Act  of
1974.   This supplemental information  is  the
responsibility of the Plan's management.   The
fund  information in the statement of  changes
in  net  assets  available for plan  benefits,
with   fund   information  is  presented   for
purposes   of   additional   analysis   rather
than  to  present the changes  in  net  assets
available  for  plan benefits for  each  fund.
The    supplemental   information   and   fund
information   have  been  subjected   to   the
auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



\s\ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
April 29, 1999









               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN


             FINANCIAL STATEMENTS

          DECEMBER 31, 1998 AND 1997
  ------------------------------------------









                GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
                   BENEFITS



                                     December 31,
                             -------------------------------
                                1998                  1997
                             ----------           ----------

Investments, at fair value  $16,544,573           $13,868,347

     Assets held for
       investment purposes  16,544,573             13,868,347

Cash                           277,899
Employer's contribution
 receivable                     94,061                221,722
                           -----------            -----------

     Net assets available
       for plan benefits   $16,916,533            $14,090,069
                           ===========             ==========


See independent accountants' report and
accompanying notes to financial statements.




                                  GOTTSCHALKS INC.
                               RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION

For the year ended December 31, 1998
---------------------------------------


              Net assets
            available for                  Contributions Withdrawals  Dividends
           plan benefits at     Employers'      and         and          and
           December 31, 1997   contributions  rollovers distributions  interest
          ------------------  -------------- ---------- ------------- ---------
Self-Participant Directed:
---------------------------

Schwab Value
  Advantage
  Fund         $861,368         ($514)        $248,349   ($162,136)    $39,845

Strong
 Advantage
 Fund               --                          17,100                      90

Warburg Pincus
 Fixed
 Income             --                          18,679                     109

Loomis Sayles
 Bond               --                           3,594         (11)        445

Schwab S & P
 500                --                         223,104      (7,804)     10,628

Sound Shore         --                          25,804         (11)        286

Managers Special
  Equity            --                          25,127         (23)         47

Janus
 Worldwide          --                          32,483         (23)        365

Defensive
 Strategy
 Fund           651,829                        158,943     (85,243)     41,145

Conservative
 Strategy
 Fund         1,194,600                        339,210    (139,154)     66,633

Moderate Strategy
  Fund        2,554,895                        654,165    (228,286)     93,865

Aggressive
 Strategy
 Fund         2,978,403                        792,231    (297,404)     72,768

Diversified
 Strategy
 Fund               --                          46,591         (95)        488

DFA U.S. Large
 Company        561,151                        138,285     (37,941)      4,689

Gottschalks Inc.
 Common Stock
      Fund    1,685,958      (17,871)          190,670    (143,747)        461

Receivables     221,722     (127,661)

Participant
  loans         815,854                                   (115,798)     71,420

Non-Participant Directed:
--------------------------
Gottschalks Inc.
 Common Stock
 Fund         2,564,289      484,495                      (248,706)        462

Cash (holding
 account)           --                         254,602      23,297

              ---------      -------         ---------     -------     -------
            $14,090,069     $338,449        $3,168,937 ($1,443,085)   $403,746




         Net appreciation                           Increase    Net assets
         (depreciation)                            (decrease)  available for
        in fair value of  Administrative Transfers   in net   plan benefits at
          investments       expenses      in (out)    assets December 31, 1998
       -----------------  -------------- --------- --------- -----------------

Self-Participant Directed:
---------------------------
Schwab Value
  Advantage
  Fund                        ($5,621)    ($39,370)   $80,553     $941,921

Strong
 Advantage
 Fund           ($2)               (1)        (254)    16,933       16,933

Warburg Pincus
 Fixed
 Income         (84)                         2,219     20,923       20,923

Loomis Sayles
 Bond           (53)               (7)       6,134     10,102       10,102

Schwab S & P
 500        139,932            (1,636)     994,186  1,358,410    1,358,410

Sound Shore   4,691               (49)      30,607     61,328       61,328

Managers Special
  Equity      3,528               (18)      12,134     40,795       40,795

Janus
 Worldwide    7,686               (54)      56,580     97,037       97,037

Defensive
 Strategy
 Fund         3,514            (4,672)      (8,708)   104,979      756,808

Conservative
 Strategy
 Fund        54,339            (8,683)      92,018    404,363    1,598,963

Moderate Strategy
  Fund      165,663           (17,480)    (388,515)   279,412    2,834,307

Aggressive
 Strategy
 Fund       303,473           (21,532)     (63,523)   786,013    3,764,416

Diversified
 Strategy
 Fund         9,496               (64)      53,863    110,279      110,279

DFA U.S. Large
 Company     75,827             (4,046)   (737,965)  (561,151)          --

Gottschalks Inc.
 Common Stock
  Fund    (135,107)             (2,565)    (96,083)  (204,242)    1,481,716

Receivables                                          (127,661)       94,061

Participant
  loans                                     86,345     41,967       857,821

Non-Participant Directed:
--------------------------
Gottschalks Inc.
 Common Stock
 Fund      (205,493)             (2,565)       322     28,525     2,592,814

Cash (holding
 account)
                                                      277,899       277,899
           ---------             -------    --------  --------   ----------
          $ 427,410            ($68,993)   $    -- $2,826,464   $16,916,533



See independent accountants' report and
accompanying notes to financial statements.





                                 GOTTSCHALKS INC.
                             RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION

For the year ended December 31, 1997
---------------------------------------

              Net assets
              available for                Contributions Withdrawals  Dividends
             plan benefits at   Employers'     and          and         and
             December 31, 1996 contributions  rollovers distributions Interest
            -----------------  ------------- ---------- ------------- --------
Self-Participant Directed:
---------------------------
Schwab Value
  Advantage
  Fund          $844,750          ($785)      $201,837   ($171,088)   $46,227

Defensive
 Lifestyle
 Fund            592,775                       140,699     (57,239)    36,309

Conservative
 Lifestyle
 Fund            946,940                       279,904     (99,858)    68,786

Moderate
 Lifestyle
 Fund          2,083,610                       594,340    (212,557)   154,579

Aggressive
 Lifestyle
 Fund          2,541,985                       709,271    (253,165)  188,962

DFA U.S. Large
 Company             --                        122,359        (789)    6,876

Gottschalks Inc.
 Common Stock
 Fund          1,209,560                       164,666    (180,759)      391

Receivables     277,859           (56,137)

Participant
  loans         660,600                                    (48,459)   62,093

Non-Participant Directed:
--------------------------
Gottschalks Inc.
 Common Stock
 Fund         1,253,773           737,170                 (214,690)      392

              ---------           -------    ---------   --------    -------
            $10,411,852          $680,248   $2,213,076 ($1,238,604) $564,615




                                                               Net assets
      Net appreciation                                         available
       (depreciation)                             Increase      for plan
      in fair value of Administrative Transfers (decrease)     benefits at
        investments      expenses     in (out)  in net assets December 31, 1997
      ---------------  -------------  --------  ------------- -----------------

Self-Participant Directed:
---------------------------
Schwab Value
  Advantage
  Fund                     ($5,087)    ($54,486)    $16,618        $861,368

Defensive
 Lifestyle
 Fund        $1,588         (4,312)     (57,991)     59,054         651,829

Conservative
 Lifestyle
 Fund         4,361         (8,194)       2,661     247,660       1,194,600

Moderate
 Lifestyle
 Fund         4,402        (16,665)     (52,814)    471,285       2,554,895

Aggressive
 Lifestyle
 Fund       (19,545)       (19,383)    (169,722)    436,418       2,978,403

DFA U.S. Large
 Company     75,153         (2,080)     359,632     561,151         561,151

Gottschalks Inc.
 Common Stock
 Fund       662,543         (1,035)    (169,408)    476,398       1,685,958

Receivables                                         (56,137)        221,722

Participant
  loans                                 141,620     155,254         815,854

Non-Participant Directed:
--------------------------
Gottschalks Inc.
 Common Stock
 Fund      788,171          (1,035)         508   1,310,516       2,564,289
         ---------          -------    --------   ---------       ---------
        $1,516,673        ($57,791)    $     --  $3,678,217     $14,090,069




See independent accountants' report and
accompanying notes to financial statements.





               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

         NOTES TO FINANCIAL STATEMENTS

          December 31, 1998 and 1997
          --------------------------

Note 1 - The Plan and its significant
accounting policies:

     The following description of the
Gottschalks Inc. (the Company) Retirement
Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan
that was established in 1986 by the Company to provide benefits to eligible employees. The
Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, or a leased employee.

     During 1998, the Company acquired Harris
Company and all the participants of the Harris
Company 401(k) Plan, who became employees of the Company were allowed to rollover their account balances into the Plan.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an
Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company contracted with The Charles Schwab Trust
Company (Charles Schwab) to act as the
trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees, which are paid by participants and an annual management trustee fee ranging from 0.10% to 0.16% of Plan assets, which are paid by the Plan.

Investments -

     During 1998 and 1997, investments of the Plan were held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds.
During 1998 the Plan made changes to the investment options and participants could direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given.
Employer contributions to the Plan are non-participant directed and invested in the Gottschalks Inc. Common Stock Fund.

     During 1998, Strategy Portfolio funds
replaced Lifestyle funds.

     Fund options available to Plan
participants during the year ended December
31, 1998 were as follows:

     Schwab Value Advantage Fund - Funds
     were invested in a money market
     account.

     Strategy Portfolio Funds - Funds
     were invested in five diversified
     strategy portfolios consisting of
     Strong Advantage Fund, Warburg
     Pincus Fixed Income Fund, Loomis
     Sayles Bond Fund, Federated High
     Yield Fund, PIMCO Foreign Fund,
     Schwab S & P 500 Fund, Sound Shore
     Fund, Managers Special Equity Fund,
     Davis Real Estate Fund and Janus
     Worldwide Fund.  The allocation of
     investments within each of the
     portfolios varies among the funds to
     provide for different levels of
     risk.

     Mutual Funds - Funds were invested
     in individual mutual funds including
     Strong Advantage Fund, Warburg
     Pincus Fixed Inc. Fund, Loomis
     Sayles Bond Fund, Schwab S & P 500
     Fund, Sound Shore Fund, Managers
     Special Equity Fund, and Janus
     Worldwide Fund.

     Gottschalks Inc. Common Stock Fund -
     Funds  were invested in common stock
     of Gottschalks Inc.

     Fund    options   available    to    Plan
participants  during the year  ended  December
31, 1997 were as follows:

     Schwab Value Advantage Fund -  Funds
     were  invested  in  a  money  market
     account.

     Lifestyle   Funds   -   Funds   were
     invested   in  DFA  One-Year   Fixed
     Income Portfolio, DFA U.S. Large Cap
     Value  Fund,  DFA  9-10  U.S.  Small
     Company   Fund,   DFA  International
     Value  Portfolio  and  International
     Small  Cap  Value  Portfolio.    The
     allocation  of  investments   within
     each  of the portfolios varies among
     the  Lifestyle Funds to provide  for
     different levels of risk.

     DFA  U.S. Large Stock Fund  -  Funds
     were  invested in U.S. large company
     stocks.   This  fund  was  available
     effective April 1, 1997.

     Gottschalks Inc. Common Stock Fund -
     Funds  were invested in common stock
     of Gottschalks Inc.

     The Plan's investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Cash and cash equivalents -

     All  highly liquid investments  purchased
with  an original maturity of three months  or
less   (generally  money  market  funds)   are
considered to be cash equivalents.

Vesting -

     Participants  are immediately  vested  in
their  salary deferral, rollover contributions
and  related  earnings.  A  participant  vests
ratably  and is fully vested in the employer?s
matching  contributions  allocated  to   their
account after four years of credited service or after age 65, or because of disability or death.

Income taxes -

     The   Plan   has  received  a   favorable
determination  letter dated  April  10,  1998.
However,  the  Company intends that  the  Plan
continue   to  qualify  under  the  applicable
requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

     The  preparation of financial  statements
in    conformity   with   generally   accepted
accounting  principles requires management  to
make estimates and assumptions that affect the
reported  amounts  of assets and  liabilities,
and   changes   therein,  and  disclosure   of
contingent  assets  and  liabilities.   Actual
results could differ from those estimates.

Risks and uncertainties -

     The  Plan provides for various investment
options  in any combination of stocks,  bonds,
fixed  income  securities,  mutual  funds  and
other   investment   securities.    Investment
securities are exposed to various risks,  such
as  interest  rate,  market  fluctuations  and
credit  risks.   Due  to  the  level  of  risk
associated with certain investment securities,
it   is  at  least  reasonably  possible  that
changes  in  risks  in  the  near  term  would
materially   affect   participants'    account
balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Employee contributions -

     Effective  January 1, 1998,  participants
may  elect  to  have the Company contribute  a
percentage, from 1% to 20% (up to 15% prior to
January  1,  1998), of their eligible  pre-tax
compensation up to the amount allowable  under
current  income tax regulations.  Participants
who  elect  to  have the Company contribute  a
portion  of  their compensation  to  the  Plan
agree  to  accept an equivalent  reduction  in
taxable  compensation.  Contributions withheld
are    invested   in   accordance   with   the
participant?s direction and are allocated to funds in whole percentage increments.

     Participants  are also  allowed  to  make
rollover  contributions  of  amounts  received
from  other  tax-qualified  employer-sponsored
retirement  plans.   Such  contributions   are
deposited in the appropriate investment funds in accordance with the participant?s direction and the Plan's provisions.

Employer contributions -

     The  Company is allowed to make  matching
contributions as defined in the  Plan  and  as
approved  by  the  Board  of  Directors.   The
Company's  contributions may be  made  in  the
form  of  cash or common stock of the Company.
During  1998,  the Company made  discretionary
contributions on a quarterly basis of up to 3%
of    a   participants'   quarterly   eligible
compensation.      The    Company's     actual
contribution    is   reduced   by    available
forfeitures,  if any, during  the  Plan  year.
During   1998,   the  Company  made   matching
contributions   of  $338,449  which   includes
forfeitures  of $18,385, and during  1997  the
Company   made   matching   contributions   of
$680,248,   which  includes   forfeitures   of
$18,225.
Participant accounts -

     Each  participant's account  is  credited
with   the  participant's  contribution,  Plan
earnings or losses, administration fees and an allocation of the Company's contribution, if any. Allocations of the Company contributions are based on participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits -

     Upon  termination,  the  participant   or
beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump-sum distribution of participant vested account balances which do not exceed $3,500

Loans to participants -

     The  Plan  allows participants to  borrow
not  less  than $500 and up to the  lesser  of
$50,000   or  50%  of  their  vested   account
balance.   The  loans  are  secured   by   the
participant's vested balance.  Such loans bear
interest  at  the  available market  financing
rates and must be repaid to the Plan within  a
five year period, unless the loan is used  for
the  purchase of a primary residence in  which
case  the maximum repayment period is  fifteen
years.     Interest   rates   on   outstanding
participant loans currently range from 6.1% to
10.5%.   The specific terms and conditions  of
such   loans  are  established  by  the   Plan
administrator.

Note 3 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:


                                        1998           1997
                                     ---------       --------
     Schwab Value Advantage Fund    $  941,921      $ 861,368
     Lifestyle Funds                                7,379,727
     DFA U.S. Large Company                           561,151
     Strategy Portfolio Funds        9,064,773
     Mutual Funds                    1,605,528
     Gottschalks Inc. Common
      Stock Fund                     4,074,530      4,250,247
     Participant loans                 857,821        815,854
                                    ----------     ----------
       Total investments at
         fair value                $16,544,573    $13,868,347
                                    ==========     ==========



Note 4 - Party in interest transactions:

     Employer  contributions are  invested  in
common stock of the Company.  In addition,  as
allowed in the Plan, participants may elect to
invest  a  portion of their  accounts  in  the
common   stock  of  the  Company.    Aggregate
investment in Company common stock at December
31, 1998 and 1997 was as follows:



     Date      Number of shares      Fair value         Cost
     ----      ----------------      ----------         ----
     1998          533,471           $4,074,530      $4,692,978
     1997          512,771           $4,250,247      $4,226,669



Note 5 - Plan termination and/or modification:

     The  Company intends to continue the Plan
indefinitely for the benefit of its employees;
however,  it  reserves the right to  terminate
and/or   modify  the  Plan  at  any  time   by
resolution  of  its  Board  of  Directors  and
subject  to the provisions of ERISA.   In  the
event the Plan is terminated in the future, participants would become fully vested in their accounts.




                                    GOTTSCHALKS INC.
                                RETIREMENT SAVINGS PLAN

                                                        E.I.N.:  77-0159791
                                                        Plan #:  001

                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                   December 31, 1998
                                  -------------------

(a)       (b)                       (c)                      (d)        (e)
                           Description of investment
   Identity of issue,    including maturity date, rate
    borrower, lessor,       of interst, collateral,                   Current
    or similar party        par or maturity value           Cost       Value
--- -----------------    --------------------------------  ------    ---------

    Charles Schwab
     Davis Real Estate          Mutual Fund               $429,675     $417,817
     Federated High Yield       Mutual Fund                677,458      658,689
     Janus Worldwide            Mutual Fund              1,315,378    1,426,893
     Loomis Sayles Bond         Mutual Fund                626,947      618,979
     Managers Special Equity    Mutual Fund                794,486      883,055
     Pimco Foreign Fund Instl   Mutual Fund                589,018      577,565
     Schwab Cap S&P 500 E Shrs  Mutual Fund              2,358,155    2,652,310
     Schwab S&P 500             Mutual Fund              1,222,742    1,358,410
     Schwab Ret Mmkt            Mutual Fund                  6,814        6,814
     Schwab Value Adv. Mmkt     Mutual Fund                941,921      941,921
     Sound Shore                Mutual Fund                525,063      571,671
     Strong Advantage           Mutual Fund                703,116      696,990
     Warburg Pincus Fixed Inc.  Mutual Fund                812,107      807,922
     Gottschalks Stock          Common Stock             4,692,978    4,067,716
*    Participant Loans         Loan Fund (6.8% to 10.5%)         0      857,821
                                                                     ----------
       Total assets held for investment
         purposes                                                   $16,544,573
                                                                    ==========

*   Parties-in-interest





                              GOTTSCHALKS INC.
                           RETIREMENT SAVINGS PLAN



                 SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                             December 31, 1998
                           -----------------------

                      Amount received
                      during reporting
                           year                                Amount overdue
                      -----------------                        --------------
(a) (b)        (c)      (d)      (e)      (f)        (g)        (h)      (i)
 Identity &  Original Principal Interest Unpaid   Detailed   Principal Interest
  address of  amount                    balance   description
   obligor   of loan                   at end of  of loan
                                          year    including dates
                                                  of making &
                                                  maturity,
                                                  interest rate,
                                                  the type & value
                                                  of the loan & the
                                                  terms of the
                                                  renegotiation &
                                                other material items
                                                      Value
--------------------------------------------------------------------------------
*  STEVEN AXT     1,611    0       0    1,088    TAKEN ON 9/2/97,
   8208 WEST BARSTOW                             DUE ON 9/3/99,9.5%  495    0
   FRESNO, CA 93722

*  ANNA RITCHEY   2,000    0       0    1,952    TAKEN ON 3/12/96,
   105 W MIRAMONTE                               9.25%              1952    0
   WOODLAND, CA 95695

*  NANCY SEIB    11,600    0       0   10,977    TAKEN ON 8/1/96
   6571 N. PLEASANT AVE                          DUE ON 7/22/2000,
   FRESNO, CA  93711                             9.25%               331    0

*  JIMMY TIRADO     600    0       0      210    TAKEN ON 5/9/97,
   27565 ELLIS ST                                DUE ON 11/13/98,
   MADERA, CA 93638                              9.5%                210    0

*  ROBIN HOOPER-
    WOLFE           165    0       0      165    TAKEN ON 4/8/92,
   53 E ANDREWS AVE                              8.87%               165    0
   FRESNO, CA 93704

*  ROBIN HOOPER-
    WOLFE           237    0       0      237    TAKEN ON 4/22/94,
   53 E ANDREWS AVE                              8.27%               237    0
   FRESNO, CA 93704






                             GOTTSCHALKS INC.
                          RETIREMENT SAVINGS PLAN

                                               E.I.N.:  77-0159791
                                               Plan #:  001

                     SCHEDULE OF REPORTABLE TRANSACTIONS

                     For the year ended December 31, 1998
                     ------------------------------------

(a)    (b)        (c)      (d)     (e)    (f)       (g)    (h)          (i)
   Description
    of asset
   (including
  interest rate                           Expense         Current Value
   & maturity                             incurred   Cost  of asset on
    in case     Purchase Selling   Lease   with       of  transaction  Net gain
   of a loan)    Price    Price   rental transaction asset  date       or (loss)
-- ---------   --------- -------  ------ ----------- ----- ---------- ---------

 CHARLES SCHWAB:
  DFA 9&10 US SM 146,346     N/A    N/A     N/A     146,346   146,346     N/A
  DFA 9&10 US SM     N/A 957,336    N/A     N/A   1,040,576   957,336 (83,240)
  DFA INTL SMALL 146,152     N/A    N/A     N/A     146,152   146,152     N/A
  DFA INTL SMALL     N/A 730,439    N/A     N/A     727,876   730,439   2,563
  DFA INTL VAL   300,238     N/A    N/A     N/A     300,238   300,238     N/A
  DFA INTL VAL     N/A 1,787,265    N/A     N/A   1,685,038 1,787,265 102,227
  DFA 1 YR FIXED 658,480     N/A    N/A     N/A     658,480   658,480     N/A
  DFA 1 YR FIXED   N/A 3,477,921    N/A     N/A   3,466,780 3,477,921  11,141
  DFA US LRG CAP 297,685     N/A    N/A     N/A     297,685   297,685     N/A
  DFA US LRG CAP   N/A 2,073,352    N/A     N/A   2,008,358 2,073,352  64,994
  DFA US LRG CO.413,994      N/A    N/A     N/A     413,994   413,994     N/A
  DFA LRG CO.      N/A 1,050,972    N/A     N/A     975,145 1,050,972  75,827
  FED HIGH YLD  745,818      N/A    N/A     N/A     745,818   745,818     N/A
  FED HIGH YLD     N/A    65,251    N/A     N/A      68,360    65,251  (3,109)
  JANUS
   WRLDWIDE   1,428,091      N/A    N/A     N/A   1,428,091 1,428,091     N/A
  JANUS
   WRLDWIDE       N/A    103,942    N/A     N/A     112,713   103,942  (8,771)
  LOOMIS SAYLES 690,699      N/A    N/A     N/A     690,699   690,699     N/A
  LOOMIS SAYLES   N/A     63,327    N/A     N/A      63,752    63,327    (425)
  MNGERS SPEC
    EQ          862,998      N/A    N/A     N/A     862,998   862,998     N/A
  MNGERS SPEC
   EQ             N/A     64,819    N/A     N/A      68,512    64,819  (3,693)
  PARTIC. LOANS 494,560      N/A    N/A     N/A     494,560   494,560     N/A
  PARTIC. LOANS   N/A    452,593    N/A     N/A     452,593   452,593       0
  SCHWB CAP
   500E       2,584,429      N/A    N/A     N/A   2,584,429 2,584,429     N/A
  SCHWB CAP
   500E           N/A    220,881    N/A     N/A     226,274   220,881  (5,393)
  SCHWAB S&P
   500        1,316,543      N/A    N/A     N/A   1,316,543 1,316,543     N/A
  SCHWAB S&P
   500            N/A     98,066    N/A     N/A      93,801    98,066   4,265
  SCHWAB RET
   MM         1,080,062      N/A    N/A     N/A   1,080,062 1,080,062     N/A
  SCHWAB RET
   MM             N/A  1,093,131    N/A     N/A   1,093,131 1,093,131       0
  STRONG ADV.   783,743      N/A    N/A     N/A     783,743   783,743     N/A
  STRONG ADV.     N/A     80,223    N/A     N/A      80,627    80,223    (404)
  WBG PINC
   FIXED        891,976      N/A    N/A     N/A     891,976   891,976     N/A
  WBG PINC
   FIXED          N/A     80,170    N/A     N/A      79,869    80,170     301
* GOTTS. STOCK  538,083      N/A    N/A     N/A     538,083   538,083     N/A
* GOTTS. STOCK    N/A    330,812    N/A     N/A     368,715   330,812 (37,903)
